EXHIBIT 99.11
Notice to LSE

Rio Tinto plc – Block listing

18 October 2022

Rio Tinto plc (the "Company") has made an application to the Financial Conduct Authority and the London Stock Exchange for the block listing of 30,000 ordinary shares of 10 pence each in the Company to be admitted to the Official List and to be traded on the Main Market of the London Stock Exchange.

The shares will be issued pursuant to the rules of the Company's Global Employee Share Plan and will rank pari passu with the Company's existing issued shares.

It is expected that admission will be effective on 20 October 2022.

LEI: 213800YOEO5OQ72G2R82

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Investor Relations, UK Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.
riotinto.com

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